PRESS RELEASE
Press Release No. 06-12

METALLICA RESOURCES UPDATES DRILL RESULTS FOR
THE EL MORRO PROJECT, CHILE

Toronto, Ontario – May 1, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report the results for 21 additional diamond drill core holes totaling 7,707 meters from this season’s drilling program at the El Morro copper-gold project in Chile. These results represent the second series of holes to be reported from an approximate 70-hole drilling program totaling approximately 27,000 meters on the La Fortuna copper-gold resource. Including the results reported in this press release, 30 holes totaling 12,438 meters have been reported to date for the current drilling program.

This drilling program, as well as a 1,150 meter underground decline, is part of a recently announced prefeasibility study that is scheduled to be completed by the end of 2006 at an estimated cost of approximately US$40 million to Metallica’s joint venture partner Falconbridge Limited (TSX:FAL.LV, NYSE:FAL). Metallica’s Agreement with Falconbridge calls for Falconbridge to complete a feasibility study by mid-September 2007. Metallica owns a 30% interest in the El Morro project, with Falconbridge owning the remaining 70% interest. Falconbridge is the project operator.

The 21 holes reported here were drilled to provide further definition to the upper 400 to 600 meters of the La Fortuna copper-gold resource and to elevate the resource classification to measured and indicated status. Thirteen of the 21 holes reported here served a dual purpose as infill holes and as large diameter core holes to provide additional core material for metallurgical testing. These 13 holes total 4,168 meters and were drilled to depths ranging from 150 to 400 meters in the central part of the La Fortuna resource. The remaining eight holes, which total 3,539 meters, were drilled as infill holes to depths of 370 to 700 meters to further delineate the outer edges of the La Fortuna porphyry stock and secondary enrichment zone. An updated drill hole location map for these holes will be provided with a Material Change Report to be filed on SEDAR at www.sedar.com within ten days of this press release.

Drill results for the 21 holes reported herein are summarized in the table below:

LA FORTUNA DEVELOPMENT DRILLING – April 2006
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments
DDHF-78	0	10	10	0.06	0.02	GRAVEL
	10	56	46	0.10	0.10	LEACHED
	56	160	104	0.51	0.20	SECONDARY
	160	500	340	0.40	0.21	PRIMARY

LA FORTUNA DEVELOPMENT DRILLING – April 2006
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments
DDHF-79	0	78	78	0.02	0.06	LEACHED
	78	98	20	0.85	0.04	SECONDARY
	98	372	274	0.19	0.10	PRIMARY
DDHF-79A	0	82	82	0.04	0.05	LEACHED
	82	108	26	1.00	0.04	SECONDARY
	108	328	220	0.22	0.08	PRIMARY
	328	567	239	0.43	0.35	PRIMARY
DDHF-80	0	132	132	0.14	0.07	LEACHED
	132	168	36	0.58	0.13	SECONDARY
	168	538	370	0.68	0.68	PRIMARY
DDHF-81	0	144	144	0.05	0.61	LEACHED
	144	252	108	1.58	0.65	SECONDARY
	252	352	100	0.71	1.24	PRIMARY
DDHF-82	0	100	100	0.01	0.12	GRAVEL
	100	246	146	0.03	0.53	LEACHED
	246	302	56	2.17	0.83	SECONDARY
	302	395	93	0.65	0.98	PRIMARY
DDHF-83	0	146	146	0.04	0.57	LEACHED
	146	198	52	1.13	0.84	SECONDARY
	198	401	203	0.54	0.58	PRIMARY
DDHF-84	0	110	110	0.01	0.08	GRAVEL
	110	186	76	0.05	0.36	LEACHED
	186	330	144	1.64	0.65	SECONDARY
	330	412	82	0.63	0.91	PRIMARY
DDHF-85	0	26	26	0.01	0.04	GRAVELS
	26	182	156	0.04	0.63	LEACHED
	182	218	36	2.14	0.84	SECONDARY
	218	440	222	0.40	0.48	PRIMARY
	440	700	260	0.17	0.19	PRIMARY – volcanic country rocks
DDHF-86	0	16	16	0.05	0.22	LEACHED
	16	66	50	0.93	0.27	SECONDARY
	66	120	54	0.66	0.45	PRIMARY
	120	230	110	0.27	0.30	PRIMARY
DDHF-87	0	188	188	0.06	0.56	LEACHED
	188	262	74	1.71	1.00	SECONDARY
	262	400	138	0.72	1.16	PRIMARY
DDHF-88	0	22	22	0.13	0.23	LEACHED
	22	300	278	0.40	0.28	PRIMARY
DDHF-89	0	30	30	0.07	0.18	LEACHED
	30	98	68	1.34	0.37	SECONDARY
	98	320	222	0.44	0.56	PRIMARY
DDHF-90	0	56	56	0.00	0.01	GRAVELS
	56	338	282	0.01	0.11	LEACHED
	338	418	80	1.03	0.33	SECONDARY
	418	450	32	0.19	0.22	PRIMARY
DDHF-91	0	16	16	0.03	0.39	LEACHED
	16	84	68	0.56	0.47	SECONDARY
	84	150	66	0.37	0.51	PRIMARY
DDHF-92	Results pending
DDHF-93	0	22	22	0.06	0.57	LEACHED
	22	48	26	0.55	0.37	SECONDARY
	48	288	240	0.49	0.55	PRIMARY
	288	320	32	0.07	0.12	PRIMARY

LA FORTUNA DEVELOPMENT DRILLING – April 2006
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments
DDHF-94	0	146	146	0.03	0.31	LEACHED
	146	244	98	1.17	0.46	SECONDARY
	244	300	56	0.51	0.60	PRIMARY
DDHF-95	0	12	12	< 0.001	0.05	GRAVELS
	12	22	10	0.25	0.06	LEACHED
	22	46	24	0.98	0.17	SECONDARY
	46	150	104	0.22	0.14	PRIMARY
DDHF-96	Results pending
DDHF-97	Results pending
DDHF-98	0	120	120	0.03	0.09	LEACHED
	120	268	148	0.45	0.20	SECONDARY
	268	400	132	0.61	0.41	PRIMARY
DDHF-99	Results pending
DDHF-100	Results pending
DDHF-101	Results pending
DDHF-102	Results pending
DDHF-103	0	12	12	0.06	0.13	GRAVELS
	12	50	38	0.14	0.19	MIXED
	50	102	52	1.05	0.16	SECONDARY
	102	150	48	0.79	0.16	PRIMARY
DDHF-104	Results pending
DDHF-105	0	24	24	0.10	0.16	LEACHED
	24	56	32	0.37	0.27	SECONDARY
	56	300	244	0.52	0.63	PRIMARY

ACTLABS CHILE S.A. of Coquimbo, Chile, using internal standards and Gannet certified standards, has completed all of Falconbridge’s analytical work for this drilling campaign. The analytical methods used are geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. ACTLABS is certified by the ISO 9001:2000 standards. Falconbridge maintains a rigorous and ongoing quality control program using project specific standards and blank samples. The qualified person, as defined by NI 43-101, responsible for the design and conduct of the work performed is Michael Donnelly, P. Geo. of Falconbridge Limited.

As reported in a previous Metallica press release, at a copper-equivalent cut-off grade of 0.4% using metal prices of $1.00/lb copper and $400/oz gold, the La Fortuna deposit includes indicated resources totaling 209 million tonnes grading 0.67% copper and 0.59 g/t gold and inferred resources totaling 538 million tonnes grading 0.46% copper and 0.39 g/t gold. Metallica’s 30% interest in the La Fortuna resource equates to approximately 0.93 billion pounds of copper and 1.2 million ounces of gold in the indicated category, and 1.6 billion pounds of copper and 2.0 million ounces of gold in the inferred category.

The resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The geologic model for the estimate has been developed by qualified Metallica and Norwest professionals. The Qualified Persons, as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.